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SE   19008193   ✓

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68624

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/2018_ AND ENDING _12/31/2018_
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _North Inlet Advisors LLC_

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Morrison Blvd St 380
(No. and Street)

Charlotte   _NC_   _28211_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Armstrong   _704-900-1141_
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert
(Name – if individual, state last, first, middle name)

2626 Glenwood Avenue Suite 200 Raleigh NC 27608
(Address)   (City)   SEC Mail Processing (State) (Zip Code)

CHECK ONE:

MAR 04 2019

[X] Certified Public Accountant

Washington, DC

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Jeff Armstrong_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____North Inlet Advisors LLC_____ , as of _____December 31_____ , 20 _18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH INLET ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2018

And Report of Independent Registered Public Accounting Firm


Cherry Bekaert LLP
CPAs & Advisors

NORTH INLET ADVISORS, LLC
TABLE OF CONTENTS


Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Members
North Inlet Advisors, LLC
Charlotte, North Carolina

Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of North Inlet Advisors, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in members' interest, and cash flows for the year in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Adoption of ASU No. 2014-09 *Revenue from Contracts with Customers (Topic 606)*
As discussed in Note 2 to the financial statements, the Company changed its method of accounting for revenue in 2018 due to the adoption of Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, and the related amendments.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Other Supplementary Information
The supplemental information contained in Schedule I (Computation of Net Capital and Net Capital Ratio under Rule 15c3-1) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole. We have served as the Company's auditor since 2010.

Cherry Bekaert LLP

Raleigh, North Carolina
February 27, 2019

NORTH INLET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets

Cash	$235,165
Prepaid expenses	41,494
Investments in marketable securities	556,989
Total Current Assets	833,648
Fixed assets (net of accumulated depreciation of $20,746)	12,515
Other assets	5,154
Total Assets	**$851,317**

Liabilities

Accounts payable	$ 3,890
Payroll liabilities	441
Total Current Liabilities	4.331
Total Liabilities	**4,331**

Members Interest

Members' interest	$846,986
Total Members' Interest	**846,986**
Total Liabilities and Members' Interest	**$851,317**

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

Revenues

Advisory fees	$2,176,500
Investment income	322
Other Income	844
Total Revenues	**$2,177,666**

Expenses

Wages and other payroll expenses	$ 544,307
Partner compensation	1,038,808
Payroll taxes	84,620
Rent	145,978
Regulatory fees	26,884
Professional fees	31,099
Business development	30,221
Continuing education	16,500
Recruiting	2,089
Advertising and promotion	1,876
Computer and internet expense	26,015
Telephone expense	12,302
Insurance	6,522
Dues and subscriptions	53,533
Travel, meals, and entertainment	4,859
Office supplies	1,554
Bad debt expense	57,443
Depreciation	5,212
Miscellaneous	858
Total Expenses	**$2,090,680**
Net Income	**$ 86,986**

NORTH INLET ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' INTEREST

YEAR ENDED DECEMBER 31, 2018

	Members' Interest
Balance January 1, 2018	$935,893
Cumulative effect of accounting change (adoption of ASC 606)	(140,000)
Net Income	86,986
Member contributions	150,000
Member distributions	(185,893)
Balance December 31, 2018	$846,986

NORTH INLET ADVISORS, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities

Net income	$ 86,986

Adjustments to reconcile net income to
operating cash flows:

Depreciation	5,212
Investment income	(322)
Decrease in accounts receivable	16,949
Increase in allowance for bad debts	57,443
Increase in prepaid expenses and other assets	(7,911)
Increase in accounts payable	3,583
Decrease in accrued compensation and other payroll liabilities	(31,511)
Decrease in deferred revenue	(140,000)
Net cash used in operating activities	(9,571)

Cash flows from investment activities

Maturity of marketable securities	200,000
Net cash provided by investing activities	200,000

Cash flows from financing activities

Members' distributions	(185,893)
Members' contributions	150,000
Net cash used in financing activities	(35,893)

Increase in cash	$154,536
Cash at beginning of year	80,629
Cash at end of year	$235,165

The accompanying notes to the financial statements are an integral part of this statement.   6

NORTH INLET ADVISORS, LLC
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 1—Nature of operations

North Inlet Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company was founded with $50,000 in initial capital contributions from a sole owner.

Effective January 1, 2018, the Company amended its operating agreement to allow the admission of three additional members. These members' combined percentage interest in the Company equals 10% with the original member retaining 90%. The Company, as amended, has elected to be taxed as a small business corporation under provisions of Subchapter S of the Code. This election does not affect the Company's classification as a North Carolina limited liability corporation.

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. During the year, the Company from time to time may have amounts on deposit in excess of the insured limits.

Accounts Receivable – Trade accounts receivable are stated net of an allowance for doubtful accounts, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivable are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company's allowance for doubtful accounts was $124,967 as of December 31, 2018.

Investments in Marketable Securities – The Company maintains a brokerage account with investments in certificates of deposit, mutual, and money market funds. All investments are carried at fair value with net unrealized gains or losses reported as a component of operating income.

Fair Value Measurements – As defined under GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in the principal market or the most advantageous market when no principal market exists. Market participants are assumed to be independent, knowledgeable, able, and willing to transact an exchange and not acting under duress. The Company's nonperformance or credit risk is considered in determining the fair value of liabilities. Considerable judgement may be required in

---

Note 2- Summary of significant accounting policies (continued)

interpreting market data used to develop estimates of fair value. Accordingly, estimates of fair value presented herein are not necessary indicative of the amounts that could be realized in a current or future market exchange.

Furniture and Equipment – Furniture and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets which range from 5 to 7 years. Maintenance and repairs are charged to expenses as incurred and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate the carrying value of an asset may not be recoverable.

Fee Revenue – The Company provides general corporate finance, merger and acquisition, and private placement-related advisory services. Revenue for advisory arrangements is generally recognized at the point of time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As it relates to transaction success fees and in determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. As a result, the Company does not recognize transaction success fees until a transaction is closed by the Company. Retainers and other fees received from clients prior to recognizing revenue are recognized as contract liabilities.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to clients under the terms of agreements in place with those clients. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Accounting Standards Codification Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company evaluated the new revenue recognition accounting standard and determined that the accounting standard did require a change in the Company's revenue recognition practices. As a result, the Company reported an accounting transition adjustment of $140,000 to decrease beginning retained earnings as of January 1, 2018. As of December 31, 2018, there were no contracts that required deferral of revenue.

___

Note 2- Summary of significant accounting policies (continued)

During the year ended December 31, 2018, the activity in deferred revenue was as follows:

	Def. Rev
Opening Balance	$ 140,000
Recognized in income	$ (140,000)
Ending balance	$ -

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company has elected to be treated as a Subchapter S for income tax purposes. As such, substantially all income (loss) of the Company is reported by the members on their individual income tax returns.

New Accounting Pronouncements - In February 2016 the FASB issued ASU 2016-02, "Leases (Topic 842)". This new accounting guidance is intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. The ASU will require organizations that lease assets, referred to as "Lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases.

An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the balance sheet the new ASU will require both types of leases (i.e., operating and capital) to be recognized on the balance sheet. The FASB lessee accounting model will continue to account for both types of leases. The capital lease will be accounted for in substantially the same manner as capital leases are accounted for under existing GAAP. For operating leases there will have to be the recognition of a lease liability and a lease asset for all such leases greater than one year in term. The leasing standard will be effective for calendar year-end public companies beginning after December 15, 2018. Public companies will be required to adopt the new leasing standard for fiscal years beginning after December 15, 2018. Early adoption is permitted for all companies and organizations. The Company is evaluating the impact that this new leasing ASU will have on its financial statements.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less

___

Note 3—Capital requirements (continued)

than 10 to 1). At December 31, 201, the Company had net capital of 749,446 which was $744,446 in excess of its required capital of $5,000. The Company's net capital ratio was .58%.

The company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule.

Note 4—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 5—Supplemental cash flow information

As the Company has elected to be treated as a Subchapter S corporation for income tax purposes, no cash was paid for income taxes in 2018. The Company did not incur interest expense in 2018.

Note 6- Operating leases

The Company leases its office space under a four-year non-cancelable operating lease, which expires in December 2019. Future minimum lease payments through December 31, 2019, will be $146,680. The Company has entered into expense sharing agreements with North Inlet Partners LLC and North Inlet Capital, LLC, which offset a portion of the lease expense.

The Company has entered into a lease agreement for its copier. Future minimum lease payments through December 31, 2019 will be $6,515. The expense sharing agreements with other parties may offset a portion of the lease expense.

Total lease expense for the year ended December 31, 2018, was $153,843 of which the expense allocated to the Company was $152,643. The remaining portion was paid by North Inlet Partners, LLC and North Inlet Capital LLC.

Note 7—Related parties

As discussed in Note 6, the Company has expense sharing agreements with North Inlet Partners, LLC and North Inlet Capital LLC, both of which are owned by the original member of the Company. As of December 1, 2018, the expense sharing agreement with North Inlet Partners LLC was terminated. In addition, the Company has entered into an expense sharing agreement with Timber Opportunity Partners LLC, which is owned by a minority member of the Company. The expense sharing agreements call for a monthly charge of $100 for rent as well as a share of scan, fax, copier, and other similar expenses.

NORTH INLET ADVISORS, LLC
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 8- Fair value measurements

The Company's financial assets are summarized below with carrying values shown according to the fair value hierarchy.

	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$ 53,531	$ 53,531	-	-	$ 53,531
Fixed maturity mutual funds	503,458	503,458	-	-	503,458
	$556,989	$556,989	-	-	$556,989

The Company applies GAAP for fair value measurement of financial assets. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy for measuring fair value consists of Levels 1 through 3, with level 1 inputs given the highest priority. Level 1 represents unadjusted quoted prices for identical assets or liabilities exchanged in active markets. Level 2 inputs are other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Investment gains/losses are included in operating income and are primarily interest.

Note 9—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 10—Subsequent events

The Company has evaluated subsequent events through February 27, 2019 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued. On January 31, 2019 a payment of $46,986 was made to the members to distribute excess capital as of December 31, 2018.

NORTH INLET ADVISORS, LLC
SCHEDULE I- COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
RULE 15-c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31 2018

Net worth		$846,986
Less non allowable assets:		
Prepaid expenses and other assets	48,712	
Furniture and fixtures (net)	12,515	
Total non-allowable assets		(61,227)
Net capital before haircuts on security positions		785,759
Haircuts on securities		(36,313)
Net capital		**$749,446**
Aggregate indebtedness		**$ 4,331**
Ratio of indebtedness to capital		**0.0058**

A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein.

NORTH INLET ADVISORS, LLC
SCHEDULE II- EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2018

North Inlet Advisors, LLC is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the company claimed an exemption from 17 C.F.R. §240.15c-3-3: (k)(2)(i) and

(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

North Inlet Advisors, LLC

Jeff T. Armstrong
Managing Partner

February, 27 2019

14



Cherry Bekaert LLP

CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Members
North Inlet Advisors, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) North Inlet Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 27, 2019

14


Report of Independent Registered Public Accounting Firm on
Agreed-Upon Procedures Required By SEC Rule 17a-5(e)(4)

The Members
North Inlet Advisors, LLC
Charlotte, North Carolina

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by North Inlet Advisors, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 27, 2019

NORTH INLET ADVISORS, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS

DECEMBER 31, 2018

Payment Date	To Whom Paid	Amount
July 2018	SIPC	$1,356
February 2019	SIPC	$1,699